UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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(Mark One)

FORM 10-K

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 12/31/2018

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number ____________

Clean Bite, LLC

(Exact name of registrant as specified in its charter)

Pennsylvania	82-1565285
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

10 Williams Rd. Haverford, PA	19041
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 610-520-9941

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Membership Interest	

Securities registered pursuant to section 12(g) of the Act:

(Title of class)

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☒ Yes ☐ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

SEC 1673 (05-19)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company,"and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer   ☐

Non-accelerated filer ☐   Smaller reporting company ☐
                                                          Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

Note.—If a determination as to whether a particular person or entity is an affiliate cannot be made without involving unreasonable effort and expense, the aggregate market value of the common stock held by non-affiliates may be calculated on the basis of assumptions reasonable under the circumstances, provided that the assumptions are set forth in this Form.

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY

PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☒ Yes ☐ No

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K (e.g., Part I, Part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) Any proxy or information statement; and (3) Any prospectus filed pursuant to Rule 424(b) or (c) under the Securities Act of 1933. The listed documents should be clearly described for identification purposes (e.g., annual report to security holders for fiscal year ended December 24, 1980).

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

PART I

[See General Instruction G2]

Item 1. Business.

Furnish the information required by Item 101 of Regulation S-K (§ 229.101 of this chapter) except that the discussion of the development of the registrant's business need only include developments since the beginning of the fiscal year for which this report is filed.

Item 1A. Risk Factors.

Set forth, under the caption "Risk Factors," where appropriate, the risk factors described in Item 105 of Regulation S-K (§ 229.105 of this chapter) applicable to the registrant. Provide any discussion of risk factors in plain English in accordance with Rule 421(d) of the Securities Act of 1933 (§230.421(d) of this chapter). Smaller reporting companies are not required to provide the information required by this item.

Item 1B. Unresolved Staff Comments.

If the registrant is an accelerated filer or a large accelerated filer, as defined in Rule 12b-2 of the Exchange Act (§240.12b-2 of this chapter), or is a well-known seasoned issuer as defined in Rule 405 of the Securities Act (§230.405 of this chapter) and has received written comments from the Commission staff regarding its periodic or current reports under the Act not less than 180 days before the end of its fiscal year to which the annual report relates, and such comments remain unresolved, disclose the substance of any such unresolved comments that the registrant believes are material. Such disclosure may provide other information including the position of the registrant with respect to any such comment.

Item 2. Properties.

Furnish the information required by Item 102 of Regulation S-K (§ 229.102 of this chapter).

Item 3. Legal Proceedings.

(a) Furnish the information required by Item 103 of Regulation S-K (§ 229.103 of this chapter).

(b) As to any proceeding that was terminated during the fourth quarter of the fiscal year covered by this report, furnish information similar to that required by Item 103 of Regulation S-K (§ 229.103 of this chapter), including the date of termination and a description of the disposition thereof with respect to the registrant and its subsidiaries.

Item 4. Mine Safety Disclosures.

If applicable, provide a statement that the information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K (17 CFR 229.104) is included in exhibit 95 to the annual report.

PART II

[See General Instruction G2]

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

(a) Furnish the information required by Item 201 of Regulation S-K (17 CFR 229.201) and Item 701 of Regulation S-K (17 CFR 229.701) as to all equity securities of the registrant sold by the registrant during the period covered by the report that were not registered under the Securities Act. If the Item 701 information previously has been included in a Quarterly Report on Form 10-Q or in a Current Report on Form 8-K (17 CFR 249.308), it need not be furnished.

(b) If required pursuant to Rule 463 (17 CFR 230.463) of the Securities Act of 1933, furnish the information required by Item 701(f) of Regulation S-K (§229.701(f) of this chapter).

(c) Furnish the information required by Item 703 of Regulation S-K (§229.703 of this chapter) for any repurchase made in a month within the fourth quarter of the fiscal year covered by the report. Provide disclosures covering repurchases made on a monthly basis. For example, if the fourth quarter began on January 16 and ended on April 15, the chart would show repurchases for the months from January 16 through February 15, February 16 through March 15, and March 16 through April 15.

Item 6. Selected Financial Data.

Furnish the information required by Item 301 of Regulation S-K (§ 229.301 of this chapter).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Furnish the information required by Item 303 of Regulation S-K (§ 229.303 of this chapter).

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Furnish the information required by Item 305 of Regulation S-K (§ 229.305 of this chapter).

Item 8. Financial Statements and Supplementary Data.

(a) Furnish financial statements meeting the requirements of Regulation S-X (§ 210 of this chapter), except § 210.3-05 and Article 11 thereof, and the supplementary financial information required by Item 302 of Regulation S-K (§ 229.302 of this chapter). Financial statements of the registrant and its subsidiaries consolidated (as required by Rule 14a-3(b)) shall be filed under this item. Other financial statements and schedules required under Regulation S-X may be filed as "Financial Statement Schedules" pursuant to Item 15, Exhibits, Financial Statement Schedules, and Reports on Form 8-K, of this form.

(b) A smaller reporting company may provide the information required by Article 8 of Regulation S-X in lieu of any financial statements required by Item 8 of this Form.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Furnish the information required by Item 304(b) of Regulation S-K (§ 229.304(b) of this chapter).

Item 9A. Controls and Procedures.

Furnish the information required by Item 307 and 308 of Regulation S-K (§229.307 and §229.308 of this chapter).

Item 9B. Other Information.

The registrant must disclose under this item any information required to be disclosed in a report on Form 8-K during the fourth quarter

of the year covered by this Form 10-K, but not reported, whether or not otherwise required by this Form 10-K. If disclosure of such information is made under this item, it need not be repeated in a report on Form 8-K which would otherwise be required to be filed with respect to such information or in a subsequent report on Form 10-K.

PART III

[See General Instruction G(3)]

Item 10. Directors, Executive Officers and Corporate Governance.

Furnish the information required by Items 401, 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K (§ 229.401, § 229.405, § 229.406 and § 229.407(c)(3), (d)(4) and (d)(5) of this chapter).

Instruction

Checking the box provided on the cover page of this Form to indicate that Item 405 disclosure of delinquent Form 3, 4, or 5 filers is not contained herein is intended to facilitate Form processing and review. Failure to provide such indication will not create liability for violation of the federal securities laws. The space should be checked only if there is no disclosure in this Form of reporting person delinquencies in response to Item 405 and the registrant, at the time of filing the Form 10-K, has reviewed the information necessary to ascertain, and has determined that, Item 405 disclosure is not expected to be contained in Part III of the Form 10-K or incorporated by reference.

Item 11. Executive Compensation.

Furnish the information required by Item 402 of Regulation S-K (§ 229.402 of this chapter) and paragraph (e)(4) and (e)(5) of Item 407 of Regulation S-K (§ 229.407(e)(4) and (e)(5) of this chapter).

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Furnish the information required by Item 201(d) of Regulation S-K (§ 229.201(d) of this chapter) and Item 403 of Regulation S-K (§ 229.403 of this chapter).

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Furnish the information required by Item 404 of Regulation S-K (§ 229.404 of this chapter) and Item 407(a) of Regulation S-K (§ 229.407(a) of this chapter).

Item 14. Principal Accounting Fees and Services.

Furnish the information required by Item 9(e) of Schedule 14A (§240.14a-101 of this chapter).

(1) Disclose, under the caption Audit Fees, the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the registrant's annual financial statements and review of financial statements included in the registrant's Form 10-Q (17 CFR 249.308a) or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2) Disclose, under the caption Audit-Related Fees, the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant's financial statements and are not reported under Item 9(e)(1) of Schedule 14A. Registrants shall describe the nature of the services comprising the fees disclosed under this category.

(3) Disclose, under the caption Tax Fees, the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. Registrants shall describe the nature of the services comprising the fees disclosed under this category.

(4) Disclose, under the caption All Other Fees, the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported in Items 9(e)(1) through 9(e) (3) of Schedule 14A. Registrants shall describe the nature of the services comprising the fees disclosed under this category.

(5) (i) Disclose the audit committee's pre-approval policies and procedures described in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

(ii) Disclose the percentage of services described in each of Items 9(e)(2) through 9(e)(4) of Schedule 14A that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

(6) If greater than 50 percent, disclose the percentage of hours expended on the principal accountant's engagement to audit the registrant's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) List the following documents filed as a part of the report:

    (1) All financial statements;

    (2) Those financial statement schedules required to be filed by Item 8 of this form, and by paragraph (b) below.

    (3) Those exhibits required by Item 601 of Regulation S-K (§ 229.601 of this chapter) and by paragraph (b) below. Identify in the list each management contract or compensatory plan or arrangement required to be filed as an exhibit to this form pursuant to Item 15(b) of this report.

(b) Registrants shall file, as exhibits to this form, the exhibits required by Item 601 of Regulation S-K (§ 229.601 of this chapter).

(c) Registrants shall file, as financial statement schedules to this form, the financial statements required by Regulation S-X (17 CFR 210) which are excluded from the annual report to shareholders by Rule 14a-3(b) including

    (1) separate financial statements of subsidiaries not consolidated and fifty percent or less owned persons;

    (2) separate financial statements of affiliates whose securities are pledged as collateral; and

    (3) schedules.

Item 16. Form 10–K Summary.

Registrants may, at their option, include a summary of information required by this form, but only if each item in the summary is presented fairly and accurately and includes a hyperlink to the material contained in this form to which such item relates, including to materials contained in any exhibits filed with the form.

Instruction: The summary shall refer only to Form 10-K disclosure that is included in the form at the time it is filed. A registrant need not update the summary to reflect information required by Part III of Form 10-K that the registrant incorporates by reference from a proxy or information statement filed after the Form 10-K, but must state in the summary that the summary does not include Part III information because that information will be incorporated by reference from a later filed proxy or information statement involving the election of directors.

SIGNATURES

[See General Instruction D]

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)___Clean Bite, LLC_____

By (Signature and Title)*___John H. Gallagher, Jr. Managing Director_____

Date _April 30, 2019_____

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By (Signature and Title)*___Signed by: John H. Gallagher, Jr. Date: 2019.04.30 14:36:22 --4___ MANAGING Member___

Date___April 30, 2019_____

By (Signature and Title)*___ Managing Member___

Date___April 30, 2019_____

Supplemental Information to be Furnished With Reports Filed Pursuant to Section 15(d) of the Act by Registrants Which Have Not Registered Securities Pursuant to Section 12 of the Act

(a) Except to the extent that the materials enumerated in (1) and/or (2) below are specifically incorporated into this Form by reference, every registrant which files an annual report on this Form pursuant to Section 15(d) of the Act must furnish to the Commission for its information, at the time of filing its report on this Form, four copies of the following:

(1) Any annual report to security holders covering the registrant's last fiscal year; and

(2) Every proxy statement, form of proxy or other proxy soliciting material sent to more than ten of the registrant's security holders with respect to any annual or other meeting of security holders.

(b) The foregoing material shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, except to the extent that the registrant specifically incorporates it in its annual report on this Form by reference.

(c) If no such annual report or proxy material has been sent to security holders, a statement to that effect shall be included under this caption. If such report or proxy material is to be furnished to security holders subsequent to the filing of the annual report of this Form, the registrant shall so state under this caption and shall furnish copies of such material to the Commission when it is sent to security holders.